Exhibit (a)(5)(v)

For Immediate Release                                                                                                                                                                                                  Media contacts: Dan Flaherty, +1 617.954.4256
For shareholders/advisors: Jeffrey Schwarz, +1 617.954.5872

MFS INVESTMENT GRADE MUNICIPAL TRUST ANNOUNCES FINAL RESULTS OF TENDER OFFER
BOSTON (November 13, 2023) – MFS® Investment Grade Municipal Trust (the “Fund”) (NYSE: CXH) announced today that, in accordance with its tender offer for up to 10% of the Fund’s outstanding common shares (the “Shares”), which expired at 5:00 P.M., Eastern Standard Time, on November 6, 2023, the Fund has accepted 911,025 Shares, representing 10% of Shares, for payment on or about November 15, 2023.

A total of 3,875,017.30 Shares were properly tendered and not withdrawn by November 6, 2023, the final date for withdrawals. Therefore, on a prorated basis, approximately 23.51% of the Shares so tendered by each shareholder have been accepted for payment. The purchase price of properly tendered Shares is 98% of the Fund’s net asset value (“NAV”) per Share calculated as of the close of regular trading on the New York Stock Exchange (“NYSE”) on November 6, 2023, which is equal to $7.79 per Share.

The Fund’s information agent for the tender offer is Georgeson LLC and the depositary agent for the tender offer is Computershare Trust Company, N.A. Any questions with regard to the tender offer may be directed to the information agent toll-free at 1-866-316-3922.

About the Fund
The Fund is a closed-end investment company product advised by MFS Investment Management. Closed end funds, unlike open-end funds, are not continuously offered. Except pursuant to a tender offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund's annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management
In 1924, MFS launched the first U.S. open-end mutual fund, opening the door to the markets for millions of everyday investors. Today, as a full-service global investment manager serving financial advisors, intermediaries, and institutional clients, MFS still serves a single purpose: to create long-term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of October 31, 2023, MFS manages $538.9 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management 111 Huntington Ave., Boston, MA  02199
# # #